Exhibit 99.3

Cardiome Pharma Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This management discussion and analysis is as of May 12, 2008 and should be read in conjunction with our unaudited consolidated financial statements for the three months ended March 31, 2008 and the related notes included thereto. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These principles differ in certain respects from United States generally accepted accounting principles (“US GAAP”). All amounts are expressed in Canadian dollars unless otherwise indicated.

The forward-looking statements in this discussion regarding our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are based on our current expectations and beliefs, including certain factors and assumptions, as described in our Annual Information Form, but are also subject to numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. As a result of these risks and uncertainties, or other unknown risks and uncertainties, our actual results may differ materially from those contained in any forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “intends”, “may”, “plans”, “projects”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We undertake no obligation to update forward-looking statements, except as required by law. Additional information relating to our company, including our 2007 Annual Information Form, is available by accessing the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov/edgar.

OVERVIEW

We are a life sciences company focused on developing drugs to treat or prevent cardiovascular diseases. Our current clinical efforts are focused on the treatment of atrial arrhythmias. We have also recently initiated a Phase 1 clinical program for GED-aPC, an engineered analog of recombinant human activated Protein C, and have a pre-clinical program directed at improving cardiovascular function.

Atrial fibrillation is an arrhythmia, or abnormal rhythm, of the upper chambers of the heart.  In Q4-2004 and Q3-2005, we announced positive top-line results for two pivotal Phase 3 atrial fibrillation trials, ACT 1 and ACT 3, respectively, for the intravenous formulation of vernakalant hydrochloride (vernakalant (iv), formerly known as RSD1235 (iv)), our lead product candidate for the acute conversion of atrial fibrillation.  In addition, in Q2-2007 we announced positive results from an additional Phase 3 study, ACT 2, evaluating patients with post-operative atrial arrhythmia, and we have completed an open-label safety study, ACT 4, in conjunction with our co-development partner Astellas Pharma US, Inc. (Astellas).  In Q1-2006, Astellas submitted a New Drug Application (NDA) to the United States Food & Drug Administration (FDA) seeking approval to market vernakalant (iv) for the acute conversion of atrial fibrillation.  In Q2-2006, we announced Astellas’ receipt of a “refusal to file” letter from the FDA for the NDA for vernakalant (iv).  In Q4-2006, Astellas re-submitted the NDA for vernakalant (iv) to the FDA, triggering a US$10 million payment to us.  In Q1-2007, we announced that the FDA had accepted the NDA for vernakalant (iv) for review.  In Q3-2007, we announced that the FDA would be extending the review period for the NDA for vernakalant (iv) into January 2008.  In December 2007, we and Astellas participated in a panel review conducted by the Cardiovascular and Renal Drugs Advisory Committee, and announced that the panel members voted 6 to 2 in favour of recommending to the FDA that vernakalant (iv) be approved for rapid conversion of acute atrial fibrillation to sinus rhythm. In January 2008, we announced that Astellas was informed by the FDA that a decision had not yet been made regarding the NDA for vernakalant (iv).  The FDA did not provide an action letter prior to the target Prescription Drug User Fee Act (PDUFA) date of January 19, 2008.  We continue to await an action from the FDA.  In Q1-2008 we initiated a Phase 3 European comparator study for vernakalant (iv), and we expect to file for marketing approval for vernakalant (iv) in the European Union in late 2008 or early 2009.

Cardiome Pharma Corp.

We are also developing an oral formulation of vernakalant hydrochloride (vernakalant (oral), formerly known as RSD1235 (oral)) for maintenance of normal heart rhythm following termination of atrial fibrillation.  A Phase 2a pilot study was initiated in Q4-2005, and in Q3-2006 we announced positive results for the completed study.  A Phase 2b clinical study for vernakalant (oral) was initiated in Q1-2007 and is ongoing.  We announced positive interim results from this study in March 2008.  Final results from this study are expected in the third quarter of 2008.

In Q2-2007, Cardiome acquired exclusive worldwide rights to GED-aPC, an engineered analog of recombinant human activated Protein C, for all indications.  Cardiome intends to initially develop GED-aPC in cardiogenic shock, a life-threatening form of acute circulatory failure due to cardiac dysfunction, which is a leading cause of death for patients hospitalized following a heart attack.

CORPORATE DEVELOPMENT

In March 2008 we announced that in response to detailed expressions of interest from global and regional pharmaceutical companies in pursuit of partnership opportunities for vernakalant, Cardiome’s Board of Directors engaged Merrill Lynch & Co. as its financial advisor to assist in evaluating these partnership opportunities as well as alternative strategies beyond partnerships to maximize shareholder value.  We are currently engaged in discussions with multiple parties, and we expect resolution of the review in mid-2008.  There can be no assurance, however, that our review of partnership opportunities and other strategic alternatives will result in any specific transaction.

CLINICAL DEVELOPMENT

The following table summarizes recent clinical trials associated with each of our research and development programs:

Project	Stage of Development	Current Status
Vernakalant (iv)	Phase 3 Clinical Trial (ACT 2)	Trial initiated in Q1-2004. Results released in Q2-2007.
	Open-Label Safety Study (ACT 4)	Study initiated in Q3-2005. Study completed.
	NDA	Originally submitted in Q1-2006. “Refusal to file” letter issued by FDA in Q2-2006. Re-submitted in Q4-2006. FDA decision pending.
	European Comparator Study	Trial initiated in Q1-2008.
Vernakalant (oral)	Phase 2a Pilot Study	Trial initiated in Q4-2005. Results released in Q3-2006.
	Phase 2b Clinical Trial	Trial initiated in Q1-2007. Interim results released in March 2008. Study ongoing.
GED-aPC	Phase 1	Phase 1 study initiated in Q4-2007.
Artesian Projects	Pre-Clinical Stage	Pre-clinical studies underway.

The following provides a description of the clinical development status for each of our projects:

Cardiome Pharma Corp.

Vernakalant (iv)
During Q1-2008, we continued preparation and evaluation of regulatory and distribution strategies outside of North America.  We have initiated a Phase 3 European comparator study for vernakalant (iv), and anticipate filing for marketing approval for vernakalant (iv) in the European Union in late 2008 or early 2009.

The ACT 2 Clinical Trial
The ACT 2 clinical trial, initiated in Q1-2004, evaluated the efficacy and safety of vernakalant (iv) in the treatment of patients who have developed atrial fibrillation following cardiac surgery. The primary endpoint was acute conversion of atrial fibrillation to normal heart rhythm.  We announced positive results from this study in Q2-2007.

The ACT 4 Study
In Q4-2005, our collaborative partner Astellas initiated an open-label safety study, called ACT 4.  This completed study further evaluated the safety of vernakalant (iv) in recent-onset atrial fibrillation patients, and was intended to augment the safety database associated with the NDA submission for vernakalant (iv).  Final efficacy and safety data from this study was submitted in Q3-2007 at the request of the FDA.

Vernakalant (oral)
During Q1-2008, we continued our clinical work on the Phase 2b trial for vernakalant (oral).

Phase 2b Clinical Trial
In Q1-2007, we initiated a Phase 2b clinical trial of vernakalant (oral) for the prevention of recurrence of atrial fibrillation. The double-blind, placebo-controlled, randomized, dose-ranging study is designed to measure the safety and efficacy of vernakalant (oral) over 90 days of oral dosing in patients at risk of recurrent atrial fibrillation.  We reported positive interim results from this trial in March 2008.  Total enrollment of 735 patients is complete, of which we expect approximately 590 will enter the maintenance phase and be measured for efficacy and safety.  Final results from this study are expected in mid-2008.

GED-aPC
During Q1-2008, we conducted pre-clinical research, development and manufacturing work, and continued our clinical work on a Phase 1 trial for the compound.

Phase 1 Clinical Trial
In Q4-2007, we announced initiation of subject dosing in a Phase 1 study of GED-aPC. The single-blinded, placebo-controlled, dose-ranging study will measure the safety, tolerability, pharmacokinetics and pharmacodynamics of GED-aPC in 24 healthy subjects, with each subject receiving a 15-minute loading dose at the start of a 24-hour continuous intravenous infusion of GED-aPC. Results from this study are expected in the second half of 2008.

Other Projects
We continue to conduct pre-clinical research and development work on the Artesian projects, with the goal of reaching a decision regarding the advancement of one of the Artesian molecules into clinical studies.

Cardiome Pharma Corp.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes in our internal controls over financial reporting that occurred during the three months ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our interim consolidated financial statements are prepared in accordance with Canadian GAAP.  These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods.  We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions were made.  Actual results may differ from these estimates under different assumptions or conditions.  Significant areas requiring management estimates include the assessment of net recoverable value and amortization period of technology licenses and patents, clinical trial accounting, revenue recognition, stock-based compensation, and recognition of future income tax assets.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include intangible assets, clinical trial accounting, revenue recognition, research and development costs, stock-based compensation, and income taxes.  These and other significant accounting policies are described more fully in Note 2 of our 2007 consolidated annual financial statements and in our 2007 annual management discussion and analysis.

Changes in Significant Accounting Policies

On January 1, 2008, we adopted the Canadian Institute of Chartered Accountants (CICA) Handbook section 1535, Capital Disclosures (Section 1535), Handbook section 3862, Financial Instruments - Disclosures (Section 3862) and Handbook section 3863, Financial Instruments - Presentation (Section 3863).

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. We have included disclosures recommended by Section 1535 in note 6 of the interim consolidated financial statements.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and nonfinancial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset.

Cardiome Pharma Corp.

The adoption of these standards did not have any impact on the classification and valuation of our financial instruments. We have included disclosures recommended by these new Handbook Sections in note 7 of the interim consolidated financial statements.

Impact of Accounting Pronouncements Affecting Future Periods

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. Section 1000, Financial Statement Concepts, was also amended to provide consistency with this new standard. The new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The standard applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2008. We are currently assessing the impact of this new accounting standard on our consolidated financial statements.

On February 13, 2008, the Accounting Standards Board confirmed that the use of International Financial Reporting Standards ("IFRS") will be required, for fiscal years beginning on or after January 1, 2011, for publicly accountable profit-oriented enterprises. After that date, IFRS will replace Canadian GAAP for those enterprises. We are currently assessing the impact of these new accounting standards on our consolidated financial statements.

RESULTS OF OPERATIONS

We recorded a net loss of $22.2 million ($0.35 per common share) for the three months ended March 31, 2008 (“Q1-2008”), compared to a net loss of $14.0 million ($0.23 per common share) for the three months ended March 31, 2007 (“Q1-2007”).  The increase in net loss for the current quarter was largely due to lower licensing and research collaborative fees and increased research and development expenditures related to vernakalant (oral) and GED-aPC clinical activities.

Operating costs are expected to decrease for the remainder of the year as we are nearing completion of our Phase 2b clinical trial for vernakalant (oral).  We will continue to incur costs related to the European comparator study and the development of GED-aPC.  Expected licensing and research collaborative fees or royalty revenue are not expected to be higher than our operating costs within this period should we successfully meet our collaborative milestones or obtain commercialization approval for vernakalant (iv).

Revenues

Revenue for Q1-2008 was $0.4 million, a decrease of $1.3 million from $1.7 million in Q1-2007.  Revenue in Q1-2008 consisted of $0.2 million (Q1-2007 - $0.4 million) in licensing fees and $0.2 million (Q1-2007 - $1.3 million) in research and collaborative fees.

Licensing fees represent milestone payments and the amortization of deferred revenue related to upfront payments from our collaborative partner. No milestone payments were received or recognized in Q1-2008 or Q1-2007. In Q1-2008, we recognized the remainder of deferred revenue related to the upfront payment and premium on equity investment from Astellas.

Cardiome Pharma Corp.

Research and collaborative fees are comprised of contract research fees and project management fees from our collaborative partner. The decrease in research and collaborative fees in Q1-2008 was mainly attributable to decreased recoverable research and development activity associated with vernakalant (iv).

In the future, depending on the results and timing of a decision by the FDA, we may earn additional milestone payments and royalties from Astellas. We may also earn revenue from new licensing and collaborative research and development agreements with other pharmaceutical companies. There can be no assurance, however, that we will maintain our existing agreements or enter into new licensing or collaborative research and development agreements.

Research and Development Expenditures

Research and development (R&D) expenditures were $18.1 million for Q1-2008 compared to $11.8 million for Q1-2007.

(in millions of dollars)	For the Three Months Ended March 31
Project	2008 $	2007 $
Vernakalant (oral)	12.1	8.2
Vernakalant (iv)	2.8	2.1
GED-aPC	2.2	-
Other projects	1.0	1.5
Total research and development expenses	18.1	11.8

The increase of $6.3 million in R&D expenditures in Q1-2008 was primarily due to the nature of work being performed as a result of the stage of the projects. For vernakalant (oral), we incurred patient fee and interim analysis costs in Q1-2008 compared to trial set-up and manufacturing costs in Q1-2007, all related to our ongoing Phase 2b trial. For vernakalant (iv), we incurred costs relating to the initiation of the Phase 3 European comparator study in Q1-2008 compared to final costs for the Act 2 and Act 4 trials in Q1-2007. In Q1-2008, we also incurred costs to continue R&D activities on our new clinical drug candidate, GED-aPC, which was acquired in April 2007. Spending on other projects largely related to continued advancement of our Artesian programs.

For the remainder of the year, we expect to incur decreased R&D expenditures as we are nearing completion of our Phase 2b clinical trial for vernakalant (oral).  We expect to continue to incur costs related to the European comparator study for vernakalant (iv) and the development of GED-aPC.

General and Administration Expenditures

General and administration (G&A) expenditures for Q1-2008 were $4.1 million compared to $4.6 million for Q1-2007. The decrease of $0.5 million in G&A expenditures in the current quarter compared to those incurred in the same period of fiscal 2007 was primarily due to lower stock based compensation expense as a result of the timing of stock option grants and a decrease in travel costs in Q1-2008.

For the remainder of the year, we expect our G&A expenditures to remain at current levels.

Cardiome Pharma Corp.

Amortization

Amortization for Q1-2008 was $1.1 million compared to $0.5 million for Q1-2007. The increase of $0.6 million in amortization in Q1-2008 was primarily due to the amortization recorded for the GED-aPC technology license which was acquired in April 2007.

Other Income

Interest and other income in $0.3 million for Q1-2008 compared to $1.4 million in Q1-2007. The decrease for the current quarter was primarily due to lower interest rates and lower average cash and short-term investment balances.

SUMMARY OF QUARTERLY RESULTS

Set forth below is the selected unaudited consolidated financial data for each of the last eight quarters:

(In thousands of Canadian dollars except per share amounts)	1st Quarter ended	4th Quarter ended	3rd Quarter ended	2nd Quarter ended
	March 31, 2008	December 31, 2007	September 30, 2007	June 30, 2007

Total revenue	$456	$1,110	$961	$1,098
Research and development	18,068	20,163	15,029	9,771
General and administration	4,112	4,898	4,197	4,831
Net loss for the period	(22,179)	(25,311)	(31,554)	(14,586)
Basic and diluted net loss per common share	(0.35)	(0.40)	(0.50)	(0.23)

	1st Quarter ended	4th Quarter ended	3rd Quarter ended	2nd Quarter ended
	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006

Total revenue	$1,710	$13,081	$2,401	$2,134
Research and development	11,830	12,324	10,865	11,195
General and administration	4,616	3,932	3,890	3,241
Net loss for the period	(14,036)	(1,309)	(11,974)	(14,748)
Basic and diluted net loss per common share	(0.23)	(0.02)	(0.23)	(0.28)

The primary factors affecting the magnitude of our losses in the various quarters were licensing revenues, R&D costs associated with clinical development programs, foreign exchange losses, and stock based compensation expense.

The significant increase in revenue for the fourth quarter of 2006, when compared with the other quarters, was due to the milestone payment of $11.7 million (US$10.0 million) earned for the re-submission of the NDA for vernakalant (iv).  The substantial increase in losses for the 3rd and 4th quarters of 2007, as well as the 1st quarter of 2008, when compared with the other quarters, was due to increased research and clinical costs associated with our vernakalant (oral) Phase 2b clinical trial,  and costs associated with the development of our new clinical drug candidate, GED-aPC.  The 3rd quarter of 2007 loss also included foreign exchange losses of $13.4 million reflecting the decreased value of the US dollar compared to the Canadian dollar during the quarter. The general trend of increases in G&A costs from the 2nd quarter of 2006 is the result of supporting the expanded clinical development activities and the higher cost of corporate governance.  The decrease in G&A costs in Q3-2007 and Q1-2008 compared to the other quarters in 2007 is due to lower stock-based compensation expense recognized in the periods.

Cardiome Pharma Corp.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

Our operational activities during the current quarter were financed mainly by our working capital carried forward from the preceding fiscal year and research collaborative fees collected from Astellas. We believe that our cash position as of March 31, 2008 and the anticipated cash inflows from our collaborative partner, future collaborative partners and interest income should be sufficient to finance our operational and capital needs for at least the next 12 months. However, our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with the completion of the clinical trials and revenues associated with collaborative and license arrangements with third parties. We will continue to review our financial needs and seek additional financing as required from sources that may include future collaborative and licensing agreements, equity or debt financing.

At March 31, 2008, we had working capital of $34.8 million compared to $55.2 million at December 31, 2007. We had available cash reserves comprised of cash and cash equivalents of $50.7 million at March 31, 2008 compared to cash and cash equivalents and short-term investments of $68.1 million at December 31, 2007.

Cash used in operating activities for Q1-2008 was $19.2 million compared to $15.6 million for Q1-2007. The increase of $3.6 million in cash used in operating activities in Q1-2008 compared to Q1-2007 was primarily due to an increase of $9.2 million in net loss after adjusting for all non-cash items. This increased cash operating loss reflects increased costs in R&D activities. This is offset by a decrease in net cash payments of $5.6 million related to accounts receivable, accounts payable, prepaids, and deferred revenue.

Cash provided by financing activities for Q1-2008 was $nil compared to $107.3 million for Q1-2007. The main sources of cash in the prior year quarter were net proceeds from the completion of the public offering in January 2007 and cash receipts from the issuance of our common shares upon exercise of stock options.

Cash used in investing activities in Q1-2008 was $0.2 million relating to the purchase of property and equipment. Cash used in investing activities in Q1-2007 was $88.2 million relating to the purchase of short-term investments with the net proceeds from the public offering of our common shares completed in January 2007.

As of March 31, 2008 and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

Cardiome Pharma Corp.

Contractual Obligations	Payment due by period
(In thousands of dollars)	2008 $	2009-2010 $	2011-2012 $	Thereafter $	Total $
Other long-term Obligations	16	50	61	41	168
Operating Lease Obligations	775	2,778	2,923	1,801	8,277
Commitments for Clinical Research Agreements	15,512	3,824	Nil	Nil	19,336
Total	16,303	6,652	2,984	1,842	27,781

Outstanding Share Capital

As of May 12, 2008, we had 63,742,796 common shares issued and outstanding and 4,990,063 common shares issuable upon the exercise of outstanding stock options (of which 3,441,219 were exercisable) at a weighted average exercise price of $8.37 per share.

RELATED PARTY TRANSACTIONS

Included in accounts payable and other liabilities as of March 31, 2008 was $0.3 million (December 31, 2007 - $0.5 million) owing to a legal firm where our corporate secretary is a partner. The amounts charged were recorded at their exchange amounts and are subject to normal trade terms. We incurred approximately $0.3 million of legal fees for services provided by this legal firm during the current quarter, compared to $0.4 million for the same quarter in fiscal 2007.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements, other than discussed under contractual obligations.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances.  We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate changes that could have a material effect on future operating results or cash flows.

Our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with the completion of the clinical trials and revenues associated with collaborative and license arrangements with third parties. We will continue to review our financial needs and seek additional financing as required from sources that may include future collaborative and licensing agreements, equity or debt financing.  There can be no assurance, however, that additional funding will be available, or if available whether acceptable terms will be offered.

Consolidated Financial Statements

(Expressed in thousands of Canadian dollars)

CARDIOME PHARMA CORP.

Periods ended March 31, 2008 and 2007

(Unaudited)

CARDIOME PHARMA CORP.
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

	As at
	March 31,	December 31,
	2008	2007
	(unaudited)

Assets
Current assets:
Cash and cash equivalents	$50,730	$67,988
Short-term investments	-	147
Accounts receivable	1,879	2,553
Prepaid expenses and other assets	2,782	2,146
	55,391	72,834
Property and equipment	4,527	4,629
Intangible assets	23,199	23,782
	$83,117	$101,245

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and other liabilities	$20,458	$17,194
Deferred revenue	-	224
Current portion of deferred leasehold inducement	178	178
	20,636	17,596
Deferred leasehold inducement	951	964
Shareholders’ equity:
Share capital (note 4)	327,835	327,835
Contributed surplus	22,941	21,927
Deficit	(289,246)	(267,067)
Accumulated other comprehensive loss	-	(10)
	61,530	82,685
	$83,117	$101,245

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/Peter W. Roberts	/s/Harold H. Shlevin
Director	Director

CARDIOME PHARMA CORP.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in thousands of Canadian dollars except share and per share amounts)
	For the Three Months Ended
	March 31, 2008	March 31, 2007
	(unaudited)	(unaudited)
Revenue:
Licensing fees	$224	$449
Research collaborative fees	232	1,261
	456	1,710
Expenses:
Research and development	18,068	11,830
General and administration	4,112	4,616
Amortization	1,091	471
	23,271	16,917

Operating loss	(22,815)	(15,207)
Other income (expenses):
Interest and other income	326	1,407
Foreign exchange gain (loss)	310	(236)
	636	1,171

Net loss for the period	(22,179)	(14,036)
Other comprehensive loss, net of income taxes:
Unrealized gain (loss) on available-for-sale financial assets arising during the period	-	(2,351)
Reclassification adjustment for realized loss included in net loss	10	202
Comprehensive loss for the period	$(22,169)	$(16,185)
Basic and diluted loss per common share(1)	$(0.35)	$(0.23)
Weighted average number of common shares outstanding	63,727,290	60,779,476

(1)	Basic and diluted loss per common share based on the weighted average number of common shares outstanding during the period.

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of Canadian dollars)
	For the Three Months Ended
	March 31,	March31,
	2008	2007
	(unaudited)	(unaudited)

Share capital:
Balance, beginning of period	$327,835	$217,388
Issued upon public offering	-	113,998
Share issuance costs upon public offerings	-	(8,312)
Issued upon exercise of options and warrants	-	778
Reallocation of contributed surplus arising from stock-based compensation related to the exercise of options	-	491

Balance, end of period	327,835	324,343
Contributed surplus:
Balance, beginning of period	21,927	17,045
Stock option expense recognized	1,014	1,485
Stock option expense reclassified to share capital account upon exercise of stock options	-	(491)
Amounts related to the cashless exercise of warrants	-	(57)

Balance, end of period	22,941	17,982
Deficit:
Balance, beginning of period	(267,067)	(181,580)
Net loss for the period	(22,179)	(14,036)

Balance, end of period	(289,246)	(195,616)
Accumulated other comprehensive income (loss):
Balance, beginning of period	(10)	-
Other comprehensive income (loss) for the period	10	(2,149)

Balance, end of period	-	(2,149)
Total shareholders’ equity	$61,530	$144,560

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)
	For the Three Months Ended
	March 31,	March31,
	2008	2007
	(unaudited)	(unaudited)

Cash provided by (used in):

Operations:
Net loss for the period	$(22,179)	$(14,036)
Add items not affecting cash:
Amortization	1,091	471
Stock-based compensation	1,014	1,485
Deferred leasehold inducement	(13)	(43)
Foreign exchange	(1,219)	-
	(21,306)	(12,123)
Adjustment to reconcile net income to net cash used in operating activities:
Accounts receivable	674	557
Prepaid expenses	(1,161)	(432)
Accounts payable and other liabilities	2,843	(3,110)
Deferred revenue	(224)	(449)
	(19,174)	(15,557)
Financing:
Issuance of common shares and exercise of stock options	-	114,719
Share issuance costs upon public offerings	-	(7,420)
	-	107,299
Investments:
Purchase of property and equipment	(262)	(899)
Patent costs capitalized	(144)	(49)
Purchase of short-term investments	-	(92,759)
Sale of short-term investments	157	5,527
	(249)	(88,180)
Foreign exchange gain on cash and cash equivalents held in foreign currencies	2,165	-

Decrease (increase) in cash and cash equivalents during the period	(17,258)	3,562

Cash and cash equivalents, beginning of period	67,988	23,400
Cash and cash equivalents, end of period	$50,730	$26,962
Supplemental cash flow information:
Interest paid	$4	$5
Interest received	446	1,428
Cashless exercise of warrants	-	57

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts and where otherwise indicated)
As at and for the three months ended March 31, 2008 and 2007

1.      Basis of presentation:

These unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (Canadian GAAP) on a basis consistent with Cardiome Pharma Corp’s (the Company) annual audited consolidated financial statements for the year ended December 31, 2007, except as described in note 2 below. These unaudited interim consolidated financial statements do not include all note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2007 filed with the appropriate securities commissions. The results of operations for the three-month periods ended March 31, 2008 and 2007 are not necessarily indicative of the results for the full year.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators and licensing fees. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It may be necessary for the Company to raise additional funds for the continuing development of its technologies.

2.      Changes in accounting policies:

On January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook section 1535, Capital Disclosures (Section 1535), Handbook section 3862, Financial Instruments - Disclosures (Section 3862) and Handbook section 3863, Financial Instruments - Presentation (Section 3863).

(a)  Capital disclosures:

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The Company has included disclosures recommended by Section 1535 in note 6 of these consolidated financial statements.

(b)  Financial instruments:

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.

Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts and where otherwise indicated)
As at and for the three months ended March 31, 2008 and 2007

2.      Changes in accounting policies (continued):

(b)  Financial instruments (continued):

Section 3863 establishes standards for presentation of financial instruments and nonfinancial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset.

The adoption of these standards did not have any impact on the classification and valuation of the Company’s financial instruments. The Company has included disclosures recommended by these new Handbook Sections in note 7 of these consolidated financial statements.

3.      Future changes in accounting policies:

(a)  Goodwill and Intangible Assets and Financial Statement Concepts

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. Section 1000, Financial Statement Concepts, was also amended to provide consistency with this new standard. The new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The standard applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2008. The Company is currently assessing the impact of this new accounting standard on its consolidated financial statements.

(b)  International Financial Reporting Standards

On February 13, 2008, the Accounting Standards Board confirmed that the use of International Financial Reporting Standards ("IFRS") will be required, for fiscal years beginning on or after January 1, 2011, for publicly accountable profit-oriented enterprises. After that date, IFRS will replace Canadian GAAP for those enterprises. The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts and where otherwise indicated)
As at and for the three months ended March 31, 2008 and 2007

4.      Share capital:

(a)  Authorized:

The authorized share capital of the Company consists of an unlimited number of common shares without par value, and an unlimited number of preferred shares without par value issuable in series. At March 31, 2008, there were no preferred shares issued and outstanding.

(b)  Stock options:

At March 31, 2008, the Company had 5,011,563 stock options outstanding, of which 3,397,969 are exercisable, at a weighted average exercise price of $8.36 per common share and expiring at various dates from May 11, 2008 to September 10, 2013.

Details of the stock option transactions for the three months ended March 31, 2008 are summarized as follows:

	Number of stock options outstanding	Weighted average exercise price
Balance, December 31, 2007	5,039,849	$8.41
Options granted	33,000	8.30
Options forfeited	(61,286)	12.58
Balance, March 31, 2008	5,011,563	$8.36

At March 31, 2008, stock options to executive officers and directors, employees, consultants and clinical advisory board members were outstanding as follows:

	Options outstanding			Options exercisable
Range of exercise price	Number of common shares issuable	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of common shares issuable	Weighted average exercise price
$3.32 - $5.54	1,240,201	1.04	$3.69	1,240,201	$3.69
$6.06 - $8.95	1,677,353	2.75	7.76	1,355,580	7.68
$8.98 - $11.15	1,041,767	4.67	10.18	284,670	10.26
$11.26 - $14.59	1,052,242	4.68	13.02	517,518	13.23
	5,011,563	3.13	$8.36	3,397,969	$7.28

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts and where otherwise indicated)
As at and for the three months ended March 31, 2008 and 2007

4.      Share capital (continued):

(c)  Stock-based compensation:

The estimated fair value of options granted from December 1, 2002 to officers, directors, employees, clinical advisory board members and consultants is amortized over the vesting period. Compensation expense is recorded in research and development expenses and general and administration expenses as follows:

	For the Three Months Ended
	March 31
	2008	2007
Research and development	$399	$542
General and administration	615	943
Total	$1,014	$1,485

The weighted average fair value of stock options granted during the three months ended March 31, 2008 and March 31, 2007 was $3.61 and $7.27 per share, respectively. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	For the Three Months Ended
	March 31
Assumption	2008	2007
Dividend yield	0.00%	0.00%
Expected volatility	47.17%	62.80%
Risk-free interest rate	3.39%	4.08%
Expected average life of the options	4.5 years	5.5 years

5.     Related party transactions:

The Company has incurred expenses for services provided by a law firm in which an officer is a partner. The amounts charged are recorded at their exchange amounts and are subject to normal trade terms. For the three months ended March 31, 2008, the Company has incurred $252 of legal fees for services provided by the legal firm (2007 - $370). Of the total amount of legal fees incurred during the three months ended March 31, 2007, $171 was in connection with the completion of public offering in January 2007. Included in accounts payable and other liabilities at March 31, 2008 is an amount of $252 (December 31, 2007 - $540) owing to the legal firm.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts and where otherwise indicated)
As at and for the three months ended March 31, 2008 and 2007

6.      Capital Disclosures:

The company’s objective in managing capital is to safeguard its ability to continue as a going concern and to sustain future development of the business. In the management of capital, the Company includes shareholders’ equity, excluding accumulated other comprehensive income. The Company’s objective is met by retaining adequate equity to provide for the possibility that cash flows from assets will not be sufficient to meet future cash flow requirements. In order to maintain or adjust its capital structure the Company may issue new shares or raise debt. At this time the Company has not utilized debt facilities as part of its capital management program nor paid dividends to its shareholders. The Board of Directors does not establish quantitative return on capital criteria for management. The Company is not subject to any externally imposed capital requirements and the Company’s overall strategy with respect to capital management remains unchanged from the year ended December 31, 2007.

7.      Financial instruments:

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and other liabilities. The fair values of these financial instruments approximate carrying value because of their short-term nature.

The Company enters into certain non-financial contracts which contain embedded foreign currency derivatives. The fair value of the embedded derivatives is determined by the change in the forward exchange rates between the date of the contract and reporting date. At March 31, 2008, the Company recognized a financial liability relating to the embedded derivative contracts of $421.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk and market risk.

(a)  Credit rate risk

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents, short-term investments and accounts receivable. The carrying amount of the financial assets represents the maximum credit exposure.

The Company limits its exposure to credit risk on cash and cash equivalents and short-term investments by placing these financial instruments with high-credit quality financial institutions and only investing in liquid, investment grade securities.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts and where otherwise indicated)
As at and for the three months ended March 31, 2008 and 2007

7.      Financial instruments (continued):

(a)  Credit rate risk (continued)

subject to a concentration of credit risk related to its accounts receivable as they primarily are amounts owing from one collaborator. At March 31, 2008, the outstanding accounts receivable were within normal payment terms and the Company had recorded no allowance for doubtful accounts.

(b)  Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities. The majority of the Company’s financial liabilities are due within ninety days. The Company does not have long-term financial liabilities.

(c)  Market risk

Market risk is the risk that changes in market prices, such as foreign currency exchange rates and interest rates will affect the Company’s income or the value of the financial instruments held.

(i)   Foreign currency risk

Foreign currency exchange rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risks primarily due to its U.S. dollar and Euro denominated cash and cash equivalents, accounts payable and other liabilities and its U.S. dollar denominated accounts receivable. The Company manages foreign currency risk by holding cash and cash equivalents in U.S. dollars to support U.S. forecasted cash outflows. The Company has not entered into any forward foreign exchange contracts.

The Company is exposed to the following currency risk, excluding financial derivatives, at March 31, 2008:

(Expressed in Canadian dollar equivalent)	U.S. $	Euro
Cash and cash equivalents	26,460	14,394
Accounts receivable	1,169	-
Accounts payable and other liabilities	(5,705)	(11,175)
	21,924	3,219

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts and where otherwise indicated)
As at and for the three months ended March 31, 2008 and 2007

7.      Financial instruments (continued):

(c)  Market risk

(i)  Foreign currency risk (continued)

The Company has performed a sensitivity analysis on its US dollar and Euro denominated financial instruments, excluding financial derivatives. Based on the above net exposures at March 31, 2008, and assuming that all other variables remain constant, a 10% appreciation of the U.S. dollar against the Canadian dollar would result in a decrease in net loss of $2,201. A 10% appreciation of the European Union Euro against the Canadian dollar would result in a decrease in net loss of $322. For a 10% depreciation of the U.S. Dollar and the European Union Euro against the Canadian dollar, there would be an equal and opposite impact on net loss.

The Company has performed a sensitivity analysis on its embedded derivatives. Assuming all other variables remain constant, if the forward exchange rates were 10% higher at the reporting date, net loss would increase by $584. For a 10% decrease in the forward exchange rates, there would be an equal and opposite impact on net loss.

The following table summarizes the foreign exchange gains and losses relating to financial instruments included in the consolidated statement of operations and comprehensive loss:

Foreign exchange gain
(loss)
Financial assets
Held for trading financial assets:
Cash and cash equivalents	$2,480
Financial liabilities
Held for trading financial liabilities:
Embedded derivatives	(946)
Other financial liabilities measured at amortized cost:
Accounts payable and other liabilities	(1,305)
$229

The Company did not realize any material gains or losses on its accounts receivable classified as loans and receivables or its financial liabilities measured at amortized cost.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts and where otherwise indicated)
As at and for the three months ended March 31, 2008 and 2007

7.      Financial instruments (continued):

(d)  Market risk

(ii)  Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash and cash equivalents and short-term investments. The Company limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements. The Company has performed sensitivity analysis on interest rate risk at March 31, 2008, to determine how a change in interest rates would impact equity and net loss. During the period, the Company earned $326 of interest income on its cash and cash equivalents and short-term investments. An increase of 25 basis points in the average interest rate earned during the period, with all other variables held constant, would have increased equity and decreased net loss by $129. If interest rates had been 25 basis points lower, there would have been an equal and opposite impact on equity and net loss.

8.      Comparative figures:

Certain of the comparative figures have been reclassified to conform with presentation adopted in the current year.